Pioneer Exploration Inc.

2700 Newport Boulevard, Suite 190

Newport Beach, California

92663

VIA EDGAR

April 3, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-4631

To Whom It May Concern:

Re:	Form Type NT 10 –Q of Pioneer Exploration Inc. (Registration File No. 000-53784)

Pioneer Exploration Inc. hereby respectfully requests withdrawal of form 12b-25 previously submitted in error on March 30, 2012, accession number 0001471242-12-000382.

Our request was to be for and extension of time to respond to your letter dated March 12, 2012 and in our inexperience we inadvertently submitted form 12b-25 instead of a correspondence request for an extension of time in regards to the 8K.

The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless the Commission notifies the Company that the application for withdrawal has not been granted.

Sincerely,

Pioneer Exploration Inc.

Per: /s/ Angelo Scola

Angelo Scola

Chief Executive Officer